Exhibit 23.2

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Form SB-2 of Sotech, Inc. (the "Company"), of our report of February 6, 2006 on the financial statements as of December 31, 2005 and for the period then ended. We also consent to the reference to our firm under the heading "Experts" in the Form SB-2. Our report dated February 6, 2006 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Vancouver, Canada	"AMISANO HANSON"
March 24, 2006	Chartered Accountants